

Easily invest in unique vacation rentals worldwide

Invest from $200 in unique short term rentals
Let Foothold take care of everything

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Investors | Units under development

The advantages we have over other crowdfunding platforms

We simplify the investment process by providing the tools and confidence to start investing in real estate from scratch

Lower cost-of-entry

Access short-term rental ownership at a fraction of the usual cost.

Invest & Stay

Earn regular dividends. Get exclusive first access at a steep discount.

Hassle-free experience

Invest in just under three minutes and let Foothold handle property management for you.



Our Properties

Latest properties in our portfolio



The Mirror C-Suite

Mirror Hotel, Patagonia
Invest from $200
Property Price: [illegible]



The Mirror Cabin

Mirror Hotel, Patagonia
Invest from $200
Property Price: [illegible]



The Tetrix Cabin

Mirror Hotel, Patagonia



The Horizon Cabin

Mirror Hotel, Patagonia



The Screen Cabin

Mirror Hotel, Patagonia

Our solution

Join hundreds of other investors who are already using Foothold

Start investing

1- Browse Unique Stays

Browse unique stays and glamping site real estate developments, each previously screened for investment potential

2- Buy shares

3- Earn Income & Appreciation

4- Invest and Stay

You might be wondering

Do I need to be involved in any aspect of property management?

No, you do not need to be actively involved in any aspect of property management. This investment opportunity is designed to be fully managed, meaning you won't have to handle any asset or property management tasks. As an investor, your role is straightforward: choose your investment amount and earn your proportional share of booking income.

Who is Foothold for?

We are a full-service platform for busy professionals to invest and own fractional ownership of vacation rental properties. We lower the cost-of-entry and minimize the time commitment for real estate investing. Foothold is engineered to help first-time investors easily understand different opportunities and help existing investors quickly enter new markets.

Can I stay at the properties I invest in?

Yes, you can stay at the properties you invest in. Depending on your investment amount, you may receive exclusive early access booking at a significant discount. Discount details are outlined in the 'Perks' section of each offering.

What am I buying?

When you purchase equity in a Foothold property offering, you are directly buying ownership in the Series of the our LLC that owns a specific property and are eligible to receive potential quarterly payouts derived from booking income as well as potential property value appreciation.

The Mirror C-Suite



Our investment process

The Patagonia Mirror Hotel

The Mirror C-Suite

How is this market performing?


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Perks for investors

Unit location



About the Patagonia Mirror Hotel



The Perfect Blend Of Nature And Luxury

5-Star Comfort And Amenities



Patagonia: A Bucket-List Destination

Patagonia: Nature's Playground for All Seasons





Flyfishing Adventures

Skiing in Counter-Season



Frequently asked questions